Exhibit 99.1
Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity SIMS METAL MANAGEMENT LIMITED
ABN 69 114 838 630

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBERT LEWON
Date of last notice	17 March 2008

Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct interest

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A

Date of change	7 - 11 January 2010

No. of securities held prior to change	123,000 options to acquire American Depositary Shares (Options)

Class	See above

Number acquired	32,000 American Depositary Shares acquired pursuant to the exercise of Options

Number disposed	32,000 American Depositary Shares

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	US$238,071 net (being sale proceeds of US$727,351 less exercise price of Options of US$489,280)

1061342-v1\SYDDMS\AUSKC7

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y
Change of Director’s Interest Notice

No. of securities held after change	91,000 options to acquire American Depositary Shares

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of Options and on-market trade of American Depositary Shares

Part 2 – Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Sales Plan dated 23 September 2009 between Robert Lewon and Morgan Stanley Smith Barney LLC (MSSB) (Sales Plan)

Nature of interest	MSSB acts as agent for Mr Lewon in respect of a trading plan relating to the exercise of Options held by Mr Lewon and the subsequent sale of American Depositary Shares

Name of registered holder (if issued securities)	The Sales Plan relates only to unexercised Options

Date of change	7 – 11 January 2010

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	61,500 options to acquire American Depositary Shares

Interest acquired	Nil

Interest disposed	32,000 Options

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	US$238,071 net (being sale proceeds of US$727,351 less exercise price of Options of US$489,280)

Interest after change	There are 29,500 Options held by Mr Lewon which remain subject to the Sales Plan

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	11/3/2002